SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

April 26, 2023

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
---                   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew First Quarter 2023 Trading Update
26 April 2023

Smith+Nephew (LSE:SN, NYSE:SNN) trading update for the first quarter ended 1 April 2023.

Highlights1,2

●    Q1 revenue $1,356 million (2022: $1,306 million), up 6.9% on an underlying basis and up 3.8% on a reported basis (including -310bps foreign exchange impact)

●    Continued strong growth from Sports Medicine & ENT and Advanced Wound Management and improved performance from Orthopaedics
o  Sports Medicine & ENT revenue up 10.0% underlying
o  Advanced Wound Management revenue up 7.9% underlying
o  Orthopaedics revenue up 3.9% underlying

●    Established Markets revenue up 10.0% underlying as procedure volumes strengthened, offsetting Emerging Markets, where revenue was down -7.3% due to the expected impact in China from volume-based procurement (VBP) and Covid

●    Continued cadence of new product launches contributing to growth

●    Full year 2023 guidance unchanged, underpinned by ongoing delivery of 12-Point Plan

Deepak Nath, Chief Executive Officer, said:

"I'm pleased with our revenue performance in the first quarter as we delivered growth across all three franchises, including improvement in Orthopaedics.

"We saw strong elective procedure volumes in our Established Markets early in the quarter, which our surgical businesses are now better placed to benefit from. We are consistently seeing accelerated adoption of robotics and the new CORI◊ Digital Tensioner adds further differentiation to our platform and will support better outcomes for patients.

"We are still in the early phases of the two-year life-cycle of our 12-Point Plan and are focused on driving transformation."

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Analyst conference call

An analyst conference call to discuss Smith+Nephew's first quarter results will be held at 8.30am BST / 3.30am EDT on Wednesday 26 April 2023, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/about-us/investors/financial-resources#quarterly-reporting.

Notes

1.   All numbers given are for the quarter ended 1 April 2023 unless stated otherwise.

2.   Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2022 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

Forward calendar

Results for the first half of 2023 will be released on 3 August 2023.

First quarter trading update

Our first quarter revenue was $1,356 million (2022: $1,306 million), up 6.9% on an underlying basis. Reported revenue growth was 3.8% including a -310bps headwind from foreign exchange.

The first quarter comprised 64 trading days, in line with the equivalent period in 2022.

Consolidated revenue analysis for the first quarter

	1 April	2 April	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	growth(i)	/disposals	impact
Consolidated revenue by franchise	$m	$m	%	%	%	%
Orthopaedics	548	541	1.3	3.9	-	-2.6
Knee Implants	237	231	2.3	5.0	-	-2.7
Hip Implants	152	149	1.8	4.6	-	-2.8
Other Reconstruction(ii)	23	20	16.3	19.7	-	-3.4
Trauma & Extremities	136	141	-3.2	-0.8	-	-2.4

Sports Medicine & ENT	422	396	6.5	10.0	-	-3.5
Sports Medicine Joint Repair	228	220	3.8	7.3	-	-3.5
Arthroscopic Enabling Technologies	149	141	5.6	9.1	-	-3.5
ENT (Ear, Nose and Throat)	45	35	26.9	30.8	-	-3.9

Advanced Wound Management	386	369	4.7	7.9	-	-3.2
Advanced Wound Care	175	182	-3.4	1.0	-	-4.4
Advanced Wound Bioactives	136	118	14.9	15.2	-	-0.3
Advanced Wound Devices	75	69	8.4	12.9	-	-4.5

Total	1,356	1,306	3.8	6.9	-	-3.1

Consolidated revenue by geography
US	737	659	11.8	11.8	-	-
Other Established Markets(iii)	404	404	-	7.0	-	-7.0
Total Established Markets	1,141	1,063	7.3	10.0	-	-2.7
Emerging Markets	215	243	-11.5	-7.3	-	-4.2
Total	1,356	1,306	3.8	6.9	-	-3.1

(i)   Underlying growth is defined in Note 2 on page 2
(ii)  Other Reconstruction includes robotics capital sales, our joint navigation business and cement
(iii) Other Established Markets are Australia, Canada, Europe, Japan and New Zealand

Overview of the first quarter

All three franchises contributed to the encouraging first quarter as we maintained our growth momentum from the end of 2022. Sports Medicine & ENT and Advanced Wound Management again delivered strong growth and Orthopaedics also delivered an improved performance. We continued to be held back by supply challenges in some raw materials and components, and expect this to remain a headwind during 2023.

Group trading was driven by a good quarter in the Established Markets. The US, our largest market, grew 11.8% (11.8% reported), and Other Established Markets grew 7.0% (flat on a reported basis reflecting a -700bps impact from foreign exchange). Overall, we saw a stronger environment for elective procedures in our Established Markets as healthcare systems saw higher volumes than anticipated, particularly in the early part of the quarter. This benefitted our surgical businesses which are now better placed as a result of our work to improve product supply and commercial execution.

In Emerging Markets, the -7.3% decline (-11.5% reported) was the result of a slower quarter in China, as expected. Here growth continued to be impacted by the implementation of the previously disclosed hip and knee VBP programme, with an additional effect from the renewed Covid waves that began in late 2022. These resulted in reduced procedure volumes and slower shipments into the channel for much of the quarter. The headwind from VBP will continue until Q2 2023. Emerging Markets excluding China delivered growth in the quarter, led by performance in India and Latin America.

Orthopaedics

Our Orthopaedics franchise delivered revenue growth of 3.9% (1.3% reported) in the quarter. Excluding China, Orthopaedics grew by 9.0% underlying.

Knee Implants was up 5.0% (2.3% reported) and Hip Implants was up 4.6%

(1.8% reported). We continued to benefit from our differentiated portfolio of Knee Implants including double-digit growth from JOURNEY II◊ and strong momentum from the new cementless total knee LEGION CONCELOC◊. Hip Implants performance was led by double-digit growth from our OR3O◊ Dual Mobility Hip System. During the quarter we announced new data supporting improved outcomes from our VISIONAIRE◊ Patient-Specific Instrumentation for total knee arthroplasty compared with conventional instrumentation.

Other Reconstruction revenue was up 19.7% (16.3% reported), including strong growth from our CORI Surgical System. We are benefiting from recent expansion of CORI, including offering the only robotics-assisted revision knee indication. We continue to invest behind the CORI platform and are at the early stages of introducing our new CORI Digital Tensioner. This is a proprietary device for soft tissue balancing in knee replacement, and is the only tensioner for robotic assisted surgery that enables surgeons to measure the ligament tension in a knee prior to cutting bone. This allows surgeons to accurately measure gaps in the patient's knee using quantifiable data and helps make planning more objective and eliminates inconsistencies in surgery from current manual or mechanical tools.

In Trauma & Extremities revenue was down -0.8% (-3.2% reported). A strong quarter of growth in the US was offset by the continued impact of the previously disclosed decision to exit this segment in China. We expect Trauma & Extremities growth to accelerate as the year progresses as we lap market exits made in 2022 and continue to drive the EVOS◊ Plating System.

Sports Medicine & ENT

Our Sports Medicine & ENT franchise delivered revenue growth of 10.0% (6.5% reported).

Revenue in Sports Medicine Joint Repair was up 7.3% (3.8% reported). Performance was led by our shoulder repair portfolio, including double-digit growth from our REGENETEN◊ Bioinductive Implant. During the quarter we introduced the UltraTRAC◊ QUAD ACL Reconstruction Technique, bringing together new tendon harvest and preparation guides with our family of ULTRABUTTON◊ Adjustable Fixation Devices. These technologies work together to provide an innovative procedural solution, expanding Smith+Nephew's ability to address surgeon graft preference in knee repair.

Arthroscopic Enabling Technologies revenue was up 9.1% (5.6% reported), with a good quarter in video, COBLATION◊ and patient positioning.

ENT delivered revenue growth of 30.8% (26.9% reported), reflecting the post Covid recovery in tonsil and adenoid procedure volumes. During the quarter we announced new evidence demonstrating that COBLATION Technology can accelerate patient recovery with fewer complications compared with total tonsillectomy techniques.

Advanced Wound Management

We delivered revenue growth of 7.9% (4.7% reported) from our Advanced Wound Management franchise.

Advanced Wound Care revenue was up 1.0% (-3.4% reported), including a solid performance across most major regions against a strong prior year comparator.

Advanced Wound Bioactives revenue was up 15.2% (14.9% reported) driven by sustained double-digit growth from our skin substitutes portfolio.

Advanced Wound Devices revenue was up 12.9% (8.4% reported) as we continued to deliver good growth across both our PICO◊ and RENASYS◊ Negative Pressure Wound Therapy Systems.

12-Point Plan update

In July 2022 we announced our 12-Point Plan to fundamentally change the way we operate and deliver results. The 12-Point Plan is focused on:

●    Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology;
●  Improving productivity, to support trading profit margin expansion; and
●    Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT franchises.

On productivity, we have finalised the associated costs for our manufacturing network and go-to-market optimisation workstream. In aggregate, the benefits from these actions are expected to result in more than $200 million of annual savings by 2025, as disclosed last quarter, for around $275 million of restructuring costs over three years.

Outlook

Full year guidance for 2023 is unchanged, with targets of 5.0% to 6.0% underlying revenue growth (around 5.0% to 6.0% reported based on exchange rates on 20 April 2023) and a trading profit margin of at least 17.5%.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business that exists to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 19,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.2 billion in 2022. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of Covid, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of Covid; economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers (including, without limitation, as a result of Covid); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of Covid); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F,  which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: April 26, 2023

By: /s/ Helen Barraclough
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                                                                                                                              Helen Barraclough
                                                                                                                      Company Secretary